UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41804

Davis Commodities Limited

10 Bukit Batok Crescent, #10-01, The Spire

Singapore 658079

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Unaudited Interim Financial Statements and Notes

Davis Commodities Limited is furnishing its unaudited interim financial statements and notes for the six months ended June 30, 2024 and 2023. The financial statements and notes are attached as Exhibit 99.1 to this report of foreign private issuer on Form 6-K.

On November 8, 2024, the Company issued a press release announcing its unaudited financial results for the six months ended June 30, 2024 and 2023, a copy of which press release is attached as Exhibit 99.2 to this report of foreign private issuer on Form 6-K.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Davis Commodities Limited

Date: November 8, 2024	By:	/s/ Li Peng Leck
	Name:	Li Peng Leck
	Title:	Executive Chairperson and Executive Director (Principal Executive Officer)

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Interim Condensed Consolidated Financial Statements and Notes of Davis Commodities Limited for the Six Months Ended June 30, 2024 and 2023
99.2	Press Release

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